June 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Paik

RE:	Jupiter Wellness, Inc. (CIK: 0001760903)
Registration Statement No. 333-256764 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Jupiter Wellness, Inc. hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time, June 15, 2021, or as soon thereafter as practicable.

Jupiter Wellness, Inc.

By:	/s/ Brian S. John
Name:	Brian S. John
Title:	Chief Executive Officer